UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42114

Big Tree Cloud Holdings Limited
(Name of Registrant)

Building B4, Qianhai Shengang Fund Town

Nanshan District, Shenzhen, China 518052

+86 0755 2759-5623

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Registered Direct Offering

Securities Purchase Agreement

On September 29, 2025, Big Tree Cloud Holdings Limited, a Cayman Islands exempted company (the “Company”), entered into a definitive securities purchase agreement (the “Securities Purchase Agreement”) with an institutional investor for the purchase and sale of 8,064,516 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), at a purchase price of $0.62 per Ordinary Share, in a registered direct offering (the “Offering”).

The Offering closed on September 30, 2025. The aggregate gross proceeds to the Company were approximately $5.0 million, before deducting placement agent fees and offering expenses. The Company expects to use the net proceeds for general corporate purposes and working capital.

The Securities Purchase Agreement contains customary representations, warranties, indemnification, and other provisions typical for transactions of this nature.

The Ordinary Shares are being issued pursuant to a prospectus supplement dated September 30, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-289941), which was declared effective by the SEC on September 9, 2025, and the base prospectus dated August 29, 2025 included therein.

Lock-Up Agreements

Concurrently with the execution of the Securities Purchase Agreement, the Company’s officers, directors, and shareholders holding ten percent (10%) or more of the Company’s Ordinary Shares entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they agreed, subject to customary exceptions, not to offer, sell, or otherwise dispose of any Ordinary Shares beneficially owned by them for ninety (90) days following the closing of the Offering.

Placement Agent Agreement

On September 29, 2025, the Company entered into a placement agent agreement (the “Placement Agent Agreement”) with Aegis Capital Corp. (“Aegis”), pursuant to which Aegis acted as the exclusive placement agent for the Offering. The Company agreed to pay Aegis a cash fee equal to 6.0% of the gross proceeds of the Offering and to reimburse Aegis for certain expenses. The Placement Agent Agreement contains customary representations, warranties, and indemnification provisions.

Copies of the Placement Agent Agreement, Form of Securities Purchase Agreement, and Form of Lock-Up Agreement are filed as Exhibits 1.1, 10.1, and 10.2, respectively to this Report on Form 6-K and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

Press Release

The Company announced the pricing of the Offering in a press release issued on September 29, 2025, which is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

The Company announced the closing of the Offering in a press release issued on September 30 2025, which is furnished as Exhibit 99.2 to this Report on Form 6-K and incorporated herein by reference.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, the securities described herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This Report on Form 6-K (excluding Exhibit 99.1) is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-289941) and Registration Statement on Form S-8 (File No. 333-284468) and shall be deemed a part thereof from the date this Report on Form 6-K is filed with the SEC, except to the extent superseded by subsequently filed or furnished documents.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are based on the Company’s current expectations, beliefs and assumptions regarding future events and performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “expect,” “plan,” “intend,” “estimate,” or “continue,” or the negatives of these terms or other comparable terminology.

Forward-looking statements in this Report on Form 6-K include, among other things, statements about the completion of the Offering, the expected gross proceeds therefrom, the anticipated closing date, and the intended use of proceeds. These forward-looking statements are subject to risks, uncertainties, and assumptions that are difficult to predict. Actual results may differ materially from those expressed or implied in the forward-looking statements. Factors that could cause such differences include, but are not limited to, the risk that the Offering will not close as expected, market conditions, satisfaction of closing conditions, and other risks described in the Company’s filings with the SEC.

The Company undertakes no obligation to update or revise any forward-looking statements contained herein, except as required by applicable law.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Placement Agent Agreement, dated September 29, 2025, between the Company and Aegis Capital Corp.
10.1	Securities Purchase Agreement dated September 29, 2025, between the Company and the purchaser identified on the signature page thereto
10.2	Form of Lock-Up Agreement
99.1	Press Release, dated September 29, 2025
99.2	Press Release, dated September 30, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Big Tree Cloud Holdings Limited

Date: September 30, 2025	By:	/s/ Wenquan Zhu
	Name:	Wenquan Zhu
	Title:	Chairman of the Board of Directors and Chief Executive Officer

3